UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Credit Acceptance Corporation
(Name of Issuer)
Common Stock
(Title of Class of Securities)
225310 10 1
(CUSIP Number)
May 20, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	225310 10 1

1.	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only). The Donald A. Foss 2010 Annuity Trust.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

	Michigan

	5.	SOLE VOTING POWER

NUMBER OF		0

SHARES	6.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,000,000

EACH	7.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	8.	SHARED DISPOSITIVE POWER

		2,000,000

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,000,000

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	6.4%*

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO
* The percentage is calculated based upon total outstanding shares of 31,019,762 as of April 23, 2010 as set forth in Issuer’s Form 10-Q filed on April 29, 2010.

CUSIP No.	225310 10 1

1.	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only). The Donald A. Foss 2009 Annuity Trust.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

	Michigan

	5.	SOLE VOTING POWER

NUMBER OF		0

SHARES	6.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,000,000

EACH	7.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	8.	SHARED DISPOSITIVE POWER

		2,000,000

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,000,000

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	6.4%*

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO
* The percentage is calculated based upon total outstanding shares of 31,019,762 as of April 23, 2010 as set forth in Issuer’s Form 10-Q filed on April 29, 2010.

CUSIP No.	225310 10 1

1.	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only). Allan V. Apple

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	5.	SOLE VOTING POWER

NUMBER OF		6,840**

SHARES	6.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		4,000,000

EACH	7.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		6,840**

WITH	8.	SHARED DISPOSITIVE POWER

4,000,000

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,006,840***

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

12.9%*

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
* The percentage is calculated based upon total outstanding shares of 31,019,762 as of April 23, 2010 as set forth in Issuer’s Form 10-Q filed on April 29, 2010.
** This Amendment No. 2 to Schedule 13G is filed to amend and supplement the Schedule 13G filed on October 5, 2009 and Amendment No. 1 to Schedule 13G filed on February 11, 2010 in order to add a new reporting trust, of which Mr. Apple is trustee, and a change in the number of common shares of Issuer thereby reported as beneficially owned by Mr. Apple..
*** Mr. Apple is the trustee of the Donald A. Foss 2010 Annuity Trust and the Donald A. Foss 2009 Annuity Trust. Mr. Apple disclaims beneficial ownership of these shares owned by such trusts except with respect to those shares over which he has sole voting power and sole dispositive power.

ITEM 1. (a) NAME OF ISSUER.
Credit Acceptance Corporation
ITEM 2. (b) ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES.
25505 West Twelve Mile Road, Southfield, Michigan 48034-8339
ITEM 2. (a) NAME OF PERSON FILING.
The Donald A. Foss 2010 Annuity Trust
The Donald A. Foss 2009 Annuity Trust
Allan V. Apple
(each, a “Reporting Person” and collectively, the “Reporting Persons”). See Exhibit A.
ITEM 2. (b) ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE.
25505 West Twelve Mile Road, Southfield, Michigan 48034-8339
ITEM 2. (c) CITIZENSHIP.
The Donald A. Foss 2010 Annuity Trust: Michigan
The Donald A. Foss 2009 Annuity Trust: Michigan
Allan V. Apple: United States
ITEM 2. (d) TITLE OF CLASS OF SECURITIES. Common Stock
ITEM 2. (e) CUSIP NUMBER. 225310 10 1
ITEM 3. Not applicable
ITEM 4. OWNERSHIP.

							Shared
					Shared	Sole power	power to
				Sole power	power to	to dispose or	dispose or to
	Amount			to vote or	vote or to	to direct the	direct the
	beneficially	Percent of		direct the	direct the	disposition	disposition
Reporting Person	owned:	class:		vote:	vote:	of:	of:
The Donald A. Foss 2010 Annuity Trust	2,000,000	6.4	%*	0	2,000,000	0	2,000,000
The Donald A. Foss 2009 Annuity Trust	2,000,000	6.4	%*	0	2,000,000	0	2,000,000
Allan V. Apple	4,006,840	12.9	%*	6,840	4,000,000	6,840	4,000,000

*	The percentage is calculated based upon total outstanding shares of 31,019,762 as of April 23, 2010 as set forth in Issuer’s Form 10-Q filed on April 29, 2010.
ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.
Not applicable
ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.
Not applicable

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.
Not applicable

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.
Not applicable

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP.
Not applicable

ITEM 10.	CERTIFICATION.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 27, 2010

THE DONALD A. FOSS 2010 ANNUITY TRUST
By:	/s/ Allan V. Apple
Name/ Title: Allan V. Apple, Trustee

THE DONALD A. FOSS 2009 ANNUITY TRUST
By:	/s/ Allan V. Apple
Name/ Title: Allan V. Apple, Trustee

/s/ Allan V. Apple
Name:	Allan V. Apple

EXHIBIT A
Joint Filing Agreement
     In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is defined in the Schedule 13G referred to below) on behalf of each of them a statement on Schedule 13G (including amendments thereto, if any) with respect to the shares of common stock of Credit Acceptance Corporation, a Michigan corporation, and that this Agreement may be included as an Exhibit to such joint filing. Each of the undersigned agrees to be responsible for the timely filing of the Schedule 13G, and for the completeness and accuracy of the information concerning itself contained therein. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.
     IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of the 27th day of May, 2010.

THE DONALD A. FOSS 2010 ANNUITY TRUST
By:	/s/ Allan V. Apple
Name/ Title: Allan V. Apple, Trustee

THE DONALD A. FOSS 2009 ANNUITY TRUST
By:	/s/ Allan V. Apple
Name/ Title: Allan V. Apple, Trustee

/s/ Allan V. Apple
Name:	Allan V. Apple